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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           Baker Hughes Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   057224107
--------------------------------------------------------------------------------
                                (CUSIP Number)

Scott Renwick                                            One East Wacker Drive
(312) 661-4520                                           Chicago, Illinois 60601
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 19, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 057224107                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Unitrin, Inc.
      95-4255452
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) _____
      (b) _____
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            14,717,667

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,458,295
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,717,667
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,458,295
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,175,962

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

CUSIP No. 057224107                                           Page 3 of 4 Pages
                       Amendment No. 1 to Schedule 13D

     The information reported previously in Unitrin's Schedule 13D, dated August 10, 1998 (the "August 1998 13D") is supplemented with the following information. Capitalized terms used below and not otherwise defined have the meanings given to such terms in the August 1998 13D.

Item 5. Interest in Securities of the Issue

     On October 19, 1998, Unitrin acquired 14,717,667 shares of the Issuer's Common Stock (the "Transferred Shares") from its wholly-owned subsidiary, United Insurance Company of America, in an intercompany transaction. The Transferred Shares were part of the shares as to which Unitrin reported shared voting and dispositive powers in the August 1998 13D. As a result of the transfer, Unitrin now has sole voting and dispositive powers with respect to the Transferred Shares. Except for this intercompany transfer, Unitrin has not acquired or disposed of any shares of the Issuer's Common Stock since the August 1998 13D. This Amendment No. 1 reports one fewer share of the Issuer's Common Stock than the August 1998 13D due to the surrender of a fractional share for cash. Another of Unitrin's wholly-owned subsidiaries, Trinity Universal Insurance Company, continues to hold 19,458,295 shares of the Issuer's Common Stock and shares voting and dispositive powers with Unitrin, as reported in the August 1998 13D. Accordingly, Unitrin's total beneficial ownership, direct and indirect, of the Issuer's Common Stock remains constant at 34,175,962 shares.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 1998                     UNITRIN, INC.



                                            By:_________________________

                                            Title: Secretary